                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 3)


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       MITCHELL ENERGY & DEVELOPMENT CORP.
                                (Name of Issuer)

                      CLASS A COMMON STOCK, $.10 PAR VALUE
                         (Title of Class of Securities)

                                   606592 20 2
                                   -----------
                                 (CUSIP Number)


                              Spiros N. Vassilakis
                              2002 Timberloch Place
                           The Woodlands, Texas 77380
                                 (713) 377-5605
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                   May 7, 2001
             (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------------
 CUSIP NO.:  606592 20 2
-------------------------

--------------------------------------------------------------------------------
     1         NAME OF REPORTING PERSON
               S.S. OR IRS IDENTIFICATION NUMBER

               George P. Mitchell
               Social Security Number ###-##-####
--------------------------------------------------------------------------------

     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
     3         SEC USE ONLY


--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS

               OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)                                          [ ]
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER
        NUMBER OF
         SHARES                      22,358,305 shares
      BENEFICIALLY             -------------------------------------------------
        OWNED BY               8     SHARED VOTING POWER
          EACH
        REPORTING                    1,022,506 shares
         PERSON                -------------------------------------------------
          WITH                 9     SOLE DISPOSITIVE POWER

                                     22,358,305 shares
--------------------------------------------------------------------------------
                              10     SHARED DISPOSITIVE POWER

                                     1,022,506 shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               23,380,811 shares, includes 1,022,506 shares as to which
               beneficial ownership is disclaimed
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES                                                        [ ]
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               46.5%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON

               IN
--------------------------------------------------------------------------------



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                                  SCHEDULE 13D


-------------------------
 CUSIP NO.:  606592 20 2
-------------------------

--------------------------------------------------------------------------------
     1         NAME OF REPORTING PERSON
               S.S. OR IRS IDENTIFICATION NUMBER

               Cynthia Woods Mitchell
               Social Security Number ###-##-####
--------------------------------------------------------------------------------

     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS

               OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)                                          [ ]
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER
        NUMBER OF
         SHARES                      -0-
      BENEFICIALLY             -------------------------------------------------
        OWNED BY               8     SHARED VOTING POWER
          EACH
        REPORTING                    1,022,506 shares
         PERSON                -------------------------------------------------
          WITH                 9     SOLE DISPOSITIVE POWER

                                     -0-
--------------------------------------------------------------------------------
                              10     SHARED DISPOSITIVE POWER

                                     1,022,506 shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,022,506 shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES                                                        [ ]
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               2.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON

               IN
--------------------------------------------------------------------------------

                                 AMENDMENT NO. 3
                                       TO
                                  SCHEDULE 13D


         Capitalized terms that are not otherwise defined in this Amendment No. 3 have the meanings ascribed to them in Amendments No. 1 and No. 2 to the original Schedule 13D filed with the Securities and Exchange Commission ("Commission") on June 29, 2000 and April 3, 2001, respectively (the "Amended Filing"), by George P. Mitchell and Cynthia Woods Mitchell with respect to the Class A Common Stock, $.10 par value, of Mitchell Energy & Development Corp. (the "Company").

         The Amended Filing is hereby supplemented and amended to the extent set forth in this Amendment No. 3.


ITEM 4.           PURPOSE OF TRANSACTION

         On April 3, 2001 the Company filed a Registration Statement on Form S-3 (Registration No. 333-58180) with the Commission covering the underwritten public offering of 4,500,000 shares of Class A Common Stock (or up to 5,175,000 shares if the underwriters' overallotment option is exercised in full) (the "Registration Statement") owned by Mr. Mitchell through a syndicate of underwriters (the "Underwriters") for whom Credit Suisse First Boston Corporation, Goldman, Sachs & Co. and J.P. Morgan Securities Inc. acted as representatives. The Registration Statement was declared effective by the Commission on May 1, 2001, and on May 7, 2001, Mr. Mitchell sold an aggregate of 4,500,000 shares of Class A Common Stock to the Underwriters at a price of $50.615 per share. Mr. Mitchell sold an additional 181,200 shares of Class A Common Stock to the Underwriters on May 11, 2001 at the same price upon the partial exercise of the Underwriters' overallotment option. The unexercised balance of the overallotment option has been released by the Underwriters. The last reported sales price of the Class A Common Stock on the New York Stock Exchange on May 10, 2001 was $53.00.

         Except as noted in this Item 4, neither Mr. Mitchell nor Mrs. Mitchell currently has any specific plans or proposals that would result in any of the matters described in paragraphs (a) through (j) of Item 4 of Schedule 13D. In the past, the Company publicly announced that it was exploring strategic alternatives to maximize shareholder values, including a possible sale of the Company ("Value Initiatives"). While no Value Initiatives are actively being pursued by the Company at the date of this Amendment No. 3, Mr. Mitchell, in his capacity as Chief Executive Officer of the Company and as a member of the Company's Board of Directors, may consider or be called to act upon Value Initiatives, or other matters of the sort described in paragraphs (a) through
(j) of Item 4 of Schedule 13D, in the future.


                                  Page 1 of 3
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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         The following table sets forth the number of shares of Class A Common Stock owned by Mr. Mitchell and Mrs. Mitchell, in each case as of May 11, 2001:


           OWNER                                                 SHARES BENEFICIALLY OWNED
------------------------------ ---------------------------------------------------------------------------------------------

                                    SOLE VOTING              SHARED                                      PERCENTAGE
                                        AND                VOTING AND                                        OF
                                 DISPOSITIVE POWER      DISPOSITIVE POWER          TOTAL           OUTSTANDING SHARES (4)
                               --------------------  ----------------------  ----------------    ------------------------
George P. Mitchell             22,358,305(1)(2)          1,022,506(3)        23,380,811                         46.5

Cynthia Woods Mitchell         -0-                       1,022,506(1)         1,022,506                          2.0

----------

(1) Subject to shared power of spouse under applicable Texas marital property laws.

(2) Includes 404,666 shares of Class A Common Stock which Mr. Mitchell has the right to acquire within 60 days following May 11, 2001 on the exercise of stock options.

(3) Owned of record by Cynthia Woods Mitchell. Mr. Mitchell disclaims beneficial ownership of these shares.

(4) For purposes of this calculation, the Company's outstanding shares of Class A Common Stock include: (a) the 49,861,185 shares outstanding at April 30, 2001, and (b) the 404,666 shares referred to in footnote (2) above.

         Except as disclosed in Item 4, neither Mr. Mitchell nor Mrs. Mitchell has engaged in any transactions in shares of the Class A Common Stock within the past 60 days.


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                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct. Dated: May 11, 2001.


                                             /s/ George P. Mitchell
                                             -----------------------------------
                                             George P. Mitchell



                                             /s/ Cynthia Woods Mitchell
                                             -----------------------------------
                                             Cynthia Woods Mitchell


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